

January 31, 2014

Via E-mail
Mr. John Stinebaugh
Brookfield Property Group LLC
Brookfield Place
250 Vesey Street, 15th Floor
New York, New York 10281-1023

>   **Re: Brookfield Office Properties Inc.**
>   **Amendment No. 1 to Schedule 13E-3**
>   **Filed by Brookfield Property Partners L.P. et al.**
>   **Filed January 27, 2014**
>   **File No. 005-59615**
>   **Brookfield Property Partners L.P.**
>   **Amendment No. 1 to Form F-4**
>   **Filed January 27, 2014**
>   **File No. 333-193046**

Dear Mr. Stinebaugh:

   We have reviewed your filings and have the following comments.

Amendment No. 1 to Schedule 13E-3

Exhibit (c)(2)

1.   As noted in prior comment 18, each presentation, discussion, or report held with or presented by an outside party, whether in draft or final form, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise your prospectus to summarize exhibit (c)(2).

Amendment No. 1 to Form F-4

Background to the Offer, page 6

2.   We note your disclosure that "Brookfield Property Partners reviewed premiums in certain historical real estate acquisitions compared with the implied premium under the Offer, and it analyzed the Offer price compared with the historical trading price of BPO's Common Shares over the last five years." Please describe these reviews, comparisons and analyses in greater detail. Similarly, please enhance your disclosure regarding the

"structuring alternatives" and "structural changes" mentioned on pages 7 and 8, respectively. See Item 1013(b) of Regulation M-A.

Purpose and Structure of the Offer; Reasons for the Offer, page 8

3.   We note your response to prior comment 8, regarding Rule 13e-3. Without necessarily agreeing or disagreeing with the analysis set forth in your response, we are not pursuing this issue further at this time, given your representation that, prior to commencement of any such transaction, you will contact the staff to discuss this matter, seek relief from the requirements of Rule 13e-3 (if applicable), or comply with Rule 13e-3.

Factors Not Considered, page 16

4.   We note you have removed the statement that "The BPY Filing Persons considered the value of BPO in a sale as a going concern by taking into account BPO's current and anticipated business, financial conditions, results and operations, prospects and other forward-looking matters." As requested in prior comment 11, please provide a more complete description of the filing persons analysis in this area. See Instruction 2(iv) to Item 1014 of Regulation M-A. To the extent that the filing persons based their fairness determinations on the analysis undertaken by the fairness advisor, the filing persons must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A.

Summary Selected Historical Consolidated Financial Information of BPO, page 92

5.   Please disclose the pro forma ratio of earnings to fixed charges, or advise why you believe that this is not material. See Item 1010(b)(2) of Regulation M-A.

Annex E – Important Information Regarding the BPY Filing Persons, page E-1

6.   We note the disclosure appearing on page 96, in the last sentence under the heading "Significant Shareholders." Please confirm that the persons named in response to Item 1003 of Regulation M-A, and each associate and majority-owned subsidiary of those persons, collectively beneficially own less than 1% of the subject securities. Please also confirm that there have been no transactions in the subject securities during the past 60 days by the persons described in the Instructions to Item 1008(b) of Regulation M-A.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Mile T. Kurta, Esq.
        Torys LLP